February 11, 2016

Via EDGAR

Ms. Pamela Long
Assistant Director
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Manitowoc Foodservice, Inc.
Registration Statement on Form 10-12B
File No. 001-37548

Dear Ms. Long:

Reference is made to the Registration Statement on Form 10 (File No. 001-37548) (as amended to date, the “Registration Statement”), filed by Manitowoc Foodservice, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).
The Manitowoc Company, Inc. (“Manitowoc”) has set February 22, 2016 as the record date for the distribution of the shares of common stock of the Company (the “Shares”), which is scheduled to occur on March 4, 2016. Manitowoc and the Company would like for the Shares to commence trading on the New York Stock Exchange on a “when-issued” basis as soon as practicable and potentially as early as February 18, 2016, two business days prior to the record date. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m. Eastern Standard Time on February 11, 2016, or as soon as practicable thereafter, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.
In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•
Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•
The Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (920) 684‑4410 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Very Truly Yours,

MANITOWOC FOODSERVICE, INC.

By: /s/ Maurice D. Jones
Maurice D. Jones
Senior Vice President, General Counsel
and Secretary

cc:    Sherry Haywood
Tracey McKoy
Terence O’Brien